UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Onconetix, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)
68237Q104
(CUSIP Number)
September 24, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Zurcher Kantonalbank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 562,691
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 562,691
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,691
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12		TYPE OF REPORTING PERSON FI

Item 1.	(a) Name of Issuer:
Onconetix, Inc.

(b) Address of Issuer’s Principal Executive Offices:

201 E. Fifth Street, Suite 1900, Cincinnati, OH 45202

Item 2.	(a) Name of Person Filing:

Zurcher Kantonalbank

(b) Address of Principal Business Office:

BAHNHOFSTRASSE 9

ZURICH, SWITZERLAND 8001

(c) Citizenship:

Switzerland

(d) Title of Class of Securities:

Common stock, par value $0.00001 per share

(e) CUSIP No.:

         68237Q104

Item 3. A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership:

Ownership as of September 30, 2024 is incorporated by reference to items (5) – (9) and (11) of the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

By:	/s/ Matthias Nänni
	Name:	Matthias Nänni
	Title:	Senior Member of Management